EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	Jennifer Ackart
Submission Contact Phone Number	727-567-4303
Exchange	NYSE
Confirming Copy	off
Filer CIK	0000720005
Filer CCC	xxxxxxxx
Period of Report	08/28/08
Item IDs	7.01
	9.01
Notify via Filing website Only	off
Emails	jennifer.ackert@raymondjames.com
	doug.krueger@raymondjames.com
	ronald.basara@raymondjames.com
	jennifer.ackart@raymondjames.com

Documents

8-K	**k8082708.htm**
	Raymond James Financial, Inc. 8-K
EX-99.1	**ex99_1.htm**
	Raymond James Financial, Inc. July 2008 Operating Data Press Release
GRAPHIC	**logo.jpg**
	RJF Logo
8-K	**submissionpdf.pdf**
	PDF

Module and Segment References

```
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value>Jennifer Ackart</value></field>
                <field sid="SubContact_contactPhoneNumber_"><value>727-567-4303</value></field>
                <popup sid="SubSro_sroId_"><value>NYSE</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0000720005</value></field>
                <field sid="SubFiler_filerCcc_"><value>sjm2a$jw</value></field>

                <field sid="SubTable_periodOfReport_"><value>08/28/08</value></field>
                <combobox sid="SubItem_itemId_"><value>7.01</value></combobox>
                <combobox sid="SubItem_itemId_1"><value>9.01</value></combobox>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>k8082708.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
                <field sid="SubDocument_description_"><value>Raymond James Financial, Inc. 8-K</value></field>
                <data sid="data1"><filename>k8082708.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>ex99_1.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_1"><value>EX-99.1</value></combobox>
                <field sid="SubDocument_description_1"><value>Raymond James Financial, Inc. July 2008 Operating Data Press Release</val
                <data sid="data2"><filename>ex99_1.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_2"><value>logo.jpg</value></field>
                <combobox sid="SubDocument_conformedDocumentType_2"><value>GRAPHIC</value></combobox>
                <field sid="SubDocument_description_2"><value>RJF Logo</value></field>
                <data sid="data3"><filename>logo.jpg</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_3"><value>submissionpdf.pdf</value></field>
                <combobox sid="SubDocument_conformedDocumentType_3"><value>8-K</value></combobox>
                <field sid="SubDocument_description_3"><value>PDF</value></field>
                <data sid="data4"><filename>submissionpdf.pdf</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>jennifer.ackert@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_1"><value>doug.krueger@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_2"><value>ronald.basara@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_3"><value>jennifer.ackart@raymondjames.com</value></field>
        </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

August 27, 2008
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure

On August 27, 2008, Raymond James Financial, Inc. issued a press release disclosing operating data for July 2008. A copy of the release is attached as Exhibit 99.1 to this report.

The information furnished herein, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates them by reference.

Item 9.01 Financial Statements and Exhibits

(d) The following are filed as exhibits to this report:

Exhibit No.

99.1 Press release dated August 27, 2008 issued by Raymond James Financial, Inc.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


RAYMOND JAMES FINANCIAL, INC.


Date: August 27, 2008

By: /s/ Jeffrey P. Julien
‎   Jeffrey P. Julien
‎   Senior Vice President - Finance
‎   and Chief Financial Officer

RAYMOND JAMES®

August 27, 2008   FOR IMMEDIATE RELEASE

RAYMOND JAMES FINANCIAL, INC.
REPORTS JULY 2008 OPERATING DATA

      ST. PETERSBURG, Fla. – In an effort to provide timely information to enable analysts and investors to stay better informed about the general trends in our major business segments, we are releasing selected operating statistics. Due to the limited nature of this data, a consistent correlation to earnings should not be assumed.

      "Commission levels for the month of July were 5 percent greater than the same month in the prior year as institutional commissions, especially fixed income, continued to be strong and more than offset market-driven declines in Private Client Group commissions," stated Chairman and CEO Thomas A. James. "Investment banking remains below prior year levels and is unlikely to improve until overall market conditions improve. Net interest continued to show dramatic increases over the prior year, reflecting the growth in balances and improved spreads at Raymond James Bank."

      Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three principal wholly owned broker/dealers (Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd.) and Raymond James Investment Services Limited, a majority-owned independent contractor subsidiary in the United Kingdom, have a total of more than 4,900 financial advisors serving approximately 1.8 million accounts in 2,200 locations throughout the United States, Canada and overseas. In addition, total client assets are currently $210 billion, of which approximately $35.5 billion are managed by the firm's asset management subsidiaries.

      To the extent that Raymond James makes or publishes forward-looking statements (regarding economic conditions, management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, adequacy of loan loss provisions and other similar matters), a variety of factors, many of which are beyond Raymond James' control, could cause actual results and experiences to differ materially from the expectations and objectives expressed in these statements. These factors are described in Raymond James' 2007 annual report on Form 10-K which is available on raymondjames.com and sec.gov.

	July 2008 (22 business days)	July 2007 (21 business days)	June 2008 (21 business days)
Securities commissions/fees [1]	$ 154.7 mil.	$ 146.9 mil.	$ 158.8 mil.
Assets under management [2]	$ 35.5 bil.	$ 35.4 bil.	$ 35.8 bil.
# of managed/co-managed underwritings [3]	4	4	9
Total customer assets under administration	$ 210 bil.	$ 204 bil.	$ 212 bil.
Raymond James Bank total assets [4]	$ 8.6 bil.	$ 5.7 bil.	$ 8.3 bil.
Raymond James Bank total loans, net	$ 6.8 bil.	$ 3.7 bil.	$ 6.7 bil.

(1) Includes all securities commissions and fees generated by our financial advisors, both private client and institutional.

(2) This is the primary revenue driver for the asset management segment. Investment advisory fees are based on a percentage of assets at either a single point in time within the quarter, typically the beginning or end of a quarter, or the "average daily" balances of assets under management.

(3) This is only one of several key revenue sources for the capital markets segment; other key revenue sources include institutional sales commissions and transaction fees.

(4) This illustrates the progress made in growing the use of Raymond James Bank as a cash sweep option for brokerage clients, thus increasing the company's net interest earnings.

-30-

For more information, contact Anthea Penrose at 727-567-2824
Please visit the Raymond James Press Center at raymondjames.com/media.